                                                                                                               Exhibit 12

                                         HERSHEY FOODS CORPORATION
                             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                        FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, 1995, 1994 AND 1993
                                 (in thousands of dollars except for ratios)
                                              (Unaudited)

                                                           1997         1996         1995        1994         1993
                                                           ----         ----         ----        ----         ----
Earnings:

    Income from continuing operations before
      income taxes and accounting changes ........... $ 553,955     $479,737(a)  $465,953(b) $333,138(c)  $510,875(d)

    Add (Deduct):

      Interest on indebtedness.......................    79,138       52,036       47,568      37,249       30,224

      Portion of rents representative of the interest
        factor(e) ...................................    10,592        8,618        8,176       8,556        8,175

      Amortization of debt expense...................       412          234           97          64           84

      Amortization of capitalized interest...........     3,496        3,359        3,183       2,958        2,684
                                                      ---------     --------     --------    --------     --------

        Earnings as adjusted......................... $ 647,593     $543,984     $524,977    $381,965     $552,042
                                                      =========     ========     ========    ========     ========

Fixed Charges:

    Interest on indebtedness......................... $  79,138     $ 52,036     $ 47,568    $ 37,249     $ 30,224

    Portion of rents representative of the interest
       factor(e)....................................     10,592        8,618        8,176       8,556        8,175

    Amortization of debt expense.....................       412          234           97          64           84

    Capitalized interest.............................     1,883        1,534        1,957       3,009        4,646
                                                      ---------     --------     --------    --------     --------

        Total fixed charges.......................... $  92,025     $ 62,422     $ 57,798    $ 48,878     $ 43,129
                                                      =========     ========     ========    ========     ========

Ratio of earnings to fixed charges...................      7.04         8.71         9.08        7.81        12.80
                                                      =========     ========     ========    ========     ========

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NOTES:

(a) Includes a loss on the disposal of businesses of $35.4 million.

(b) Includes a restructuring credit of $.2 million.

(c) Includes a restructuring charge of $106.1 million.

(d) Includes a gain of $80.6 million on the sale of the Corporation's  18.6%
    investment interest in Freia Marabou a.s.

(e) Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.